U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                     SEC File Number: 333-53737

                                                       CUSIP Number: 58117F 10 4

(Check One):
[X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K
[ ] Form 10-Q and Form 10-QSB [_] Form N-SAR
         For Period Ended:        December 31, 2001

         [  ]  Transition Report on Form 10-K
         [  ]  Transition Report on Form 20-F
         [  ]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [  ]  Transition Report on Form N-SAR
         For the Transition Period Ended:   ______________________________

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   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

________________________________________________________________________________

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant                                McHenry Metals Golf Corp.

Former Name if Applicable
Address of Principal Executive Office
(Street and Number)                                   2588 El Camino Road, F-315

City, State and Zip Code                             Carlsbad, California  92008

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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25 (b), the following should be completed. (Check box if appropriate)

     [x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b)The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)The   accountant's   statement   or  other   exhibit   required  by
Rule12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

There are several uncertainties which currently exist that preclude the Company from filing its Annual Report on Form 10-K in a timely manner without unreasonable time or expense. Several of these uncertainties are expected to be resolved shortly.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Bradley J. Wilhite                   (760)                  929-0015
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             (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no, identify report (s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
[x] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company believes that the results will be consistent with the trends of the company as the quarterly filings of 2001, which showed a material decrease in revenue as compared to 2000.

The lack of a specific estimate and the delay in filing is due to staff reductions.


                            McHenry Metals Golf Corp.
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                  (name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     4/1/02                   By:   /s/ Bradley J. Wilhite
      ----------------                   ---------------------------------------
                                         Bradley J. Wilhite, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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